SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)
Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

EMERGE ENERGY SERVICES LP

(Name of Issuer)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

29102H 108

(CUSIP Number)

DECEMBER 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 29102H 108		SCHEDULE 13G

1	Names of Reporting Persons Insight Equity Management Company LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 10,416,341

	7	Sole Dispositive Power

	8	Shared Dispositive Power 10,416,341

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,416,341

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 44.9%

12	Type of Reporting Person (See Instructions) OO (limited liability company)

CUSIP No.: 29102H 108		SCHEDULE 13G

1	Names of Reporting Persons Insight Equity I GP LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 10,416,341

	7	Sole Dispositive Power

	8	Shared Dispositive Power 10,416,341

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,416,341

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 44.9%

12	Type of Reporting Person (See Instructions) PN

CUSIP No.: 29102H 108		SCHEDULE 13G

1	Names of Reporting Persons Ted W. Beneski

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 798,768 (1)

	6	Shared Voting Power 10,416,341(1)

	7	Sole Dispositive Power 798,768 (1)

	8	Shared Dispositive Power 10,416,341(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,215,109 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 48.3%

12	Type of Reporting Person (See Instructions) IN

(1)              Represents 798,768 common units representing limited partner interests (“Common Units”) held directly by Mr. Beneski and 10,416,341 common units beneficially owned Insight Equity and Insight GP. Mr. Beneski and Victor L. Vescovo are the controlling equity owners of Insight Equity and Insight GP. Messrs. Beneski and Vescovo, by virtue of being controlling equity owners of Insight Equity and Insight GP, may be deemed to indirectly beneficially own the securities held by each of Insight Equity and Insight GP.

CUSIP No.: 29102H 108		SCHEDULE 13G

1	Names of Reporting Persons Victor L. Vescovo

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 129,752(1)

	6	Shared Voting Power 10,546,341(1)

	7	Sole Dispositive Power 129,752(1)

	8	Shared Dispositive Power 10,546,341(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,546,093(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 45.4%

12	Type of Reporting Person (See Instructions) IN

(1)              Represents 129,752 common units representing limited partner interests (“Common Units”) held directly by Mr. Vescovo and 10,546,341 common units beneficially owned Insight Equity and Insight GP. Ted W. Beneski and Mr. Vescovo are the controlling equity owners of Insight Equity and Insight GP. Messrs. Beneski and Vescovo, by virtue of being controlling equity owners of Insight Equity and Insight GP, may be deemed to indirectly beneficially own the securities held by each of Insight Equity and Insight GP.

CUSIP No.: 29102H 108	SCHEDULE 13G

Item 1(a).	Name of Issuer: Emerge Energy Services LP
Item 1(b).	Address of Issuer’s Principal Executive Offices: 1400 CIVIC PLACE, SUITE 250 SOUTHLAKE, TEXAS 76092

Item 2(a).	Name of Person(s) Filing: Insight Equity Management Company LLC Insight Equity GP I, LP Ted W. Beneski Victor L. Vescovo	(“Insight Equity”) (“Insight GP”) (“Mr. Beneski”) (“Mr. Vescovo”)
Item 2(b).

Address of Principal Business Office or, if none, Residence:

Principal business office for Insight Equity, Insight GP, and each of Messrs. Beneski and Vescovo:

1400 CIVIC PLACE, SUITE 250

SOUTHLAKE, TEXAS 76092

Item 2(c).	Citizenship or Place of Organization: Insight Equity Management Company LLC Insight Equity GP I, LP Ted W. Beneski Victor L. Vescovo	Delaware Delaware United States United States
Item 2(d).	Title of Class of Securities: Common units representing limited partner interests
Item 2(e).	CUSIP Number: 29102H 108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No.: 29102H 108	SCHEDULE 13G

Item 4.	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

		Insight Equity and Insight GP		Mr. Beneski		Mr. Vescovo
(a)	Amount beneficially owned:	10,416,341	(1),(2)	11,215,109	(2),(4)	10,546,093	(2),(5)
(b)	Percent of class:	44.9	% (3)	48.3	% (3)	45.4	% (3)
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:			798,768		129,752
	(ii) Shared power to vote or to direct the vote:	10,416,341	(1),(2)	10,416,341	(2)	10,416,341	(2)
	(iii) Sole power to dispose or to direct the disposition of:			798,768		129,752
	(iv) Shared power to dispose or to direct the disposition of:	10,416,341	(1),(2)	10,416,341	(2)	10,416,341	(2)

(1)           Represents the common units representing limited partner interests (“Common Units”) held by Insight Equity I LP, a Delaware limited partnership, and related investment vehicles (collectively, “Insight Fund I”).  Insight Equity Management Company LLC, as the investment manager to Insight Fund I, and Insight Equity GP I, LP, as the general partner of Insight Fund I, have the shared power to vote and dispose of the Common Units held by Insight Fund I.

(2)           Messrs. Beneski and Vescovo are the controlling equity owners of Insight Equity and Insight GP. Messrs. Beneski and Vescovo, by virtue of being controlling equity owners of Insight Equity, may be deemed to indirectly beneficially own the securities held by each of Insight Equity and Insight GP.

(3)         Based upon 23,219,680 Common Units outstanding as of November 14, 2013, as reported in the Issuer’s most recent Form 10-Q filed on the same date.

(4)         Represents 798,768 common units representing limited partner interests  held directly by Mr. Beneski and 10,416,341 common units held by Insight Fund I.

(5)         Represents 129,752 common units representing limited partner interests  held directly by Mr. Vescovo and 10,416,341 common units held by Insight Fund I.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐  Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certification:
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

Insight Equity Management Company LLC
a Delaware limited liability company

By:	/s/ Ted W. Beneski
Authorized Signatory

Insight Equity I GP, LP
a Delaware limited partnership

By:	/s/ Ted W. Beneski
Authorized Signatory

Ted W. Beneski

By:	/s/ Ted W. Beneski
Ted W. Beneski

Victor L. Vescovo

By:	/s/ Victor L. Vescovo
Victor L. Vescovo

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement.

IN WITNESS WHEREOF, the undersigned hereby executed this Agreement as of February 14, 2014.

Dated: February 14, 2014

Insight Equity Management Company LLC
a Delaware limited liability company

By:	/s/ Ted W. Beneski
Authorized Signatory

Insight Equity I GP, LP
a Delaware limited partnership

By:	/s/ Ted W. Beneski
Authorized Signatory

Ted W. Beneski

By:	/s/ Ted W. Beneski
Ted W. Beneski

Victor L. Vescovo

By:	/s/ Victor L. Vescovo
Victor L. Vescovo